Richard M. Cutshall

Tel 312.476.5121

Fax 312.899.0449

cutshallr@gtlaw.com

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**STRATEGIC ALLIANCE

December 10, 2010

VIA EDGAR

Mrs. Patricia P. Williams

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             IronBridge Funds, Inc. - Securities Act of 1933 (“1933 Act”) File No. 333-165633, Post-Effective Amendment (“PEA”) No. 4, and Investment Company Act of 1940 File No. 811-22397, Amendment No. 6

Dear Mrs. Williams:

This letter responds to your comments related to IronBridge Funds, Inc.’s (the “Registrant”) PEA No. 1 on Form N-1A, as discussed in the telephone call between you, myself and my colleague, Arthur Don, on November 30, 2010.  Please note that the Registrant’s PEA No. 4 is being filed through EDGAR simultaneously with this letter, and that filing will reflect your comments to the Registrant’s PEA No. 1.

                The purpose of this letter is to confirm the changes made by the Registrant to comply with your comments.  With respect to the Shareholder Fees table in each of the IronBridge Horizon Fund’s and IronBridge Skyline Fund’s Summary Prospectus, you requested that the Registrant add a new line item disclosing the $15 wire redemption fee, which the Registrant has added in both cases.  You also requested that the Registrant modify the Statement of Additional Information so as to provide an additional discussion of the specific experience, qualifications, attributes and/or skills that led to the conclusion that each member of the Registrant’s Board of Directors should serve as such and to do so on a Board member by Board member basis.  The Registrant has so modified the Statement of Additional Information and provided such additional discussion in the manner we discussed on November 30, 2010.

All other changes contained in the PEA No. 3 filing were made in connection with updating other non-material information in the PEA in anticipation of its effectiveness.  Consequently, and based solely upon our review of the Registrant’s PEA No. 4 filed herewith, we represent that such PEA No. 4 will not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485 under the 1933 Act.

GREENBERG TRAURIG, LLP  •  ATTORNEYS AT LAW  •  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  •  Chicago, Illinois  •  Tel 312.456.8400  •  Fax 312.456.8435

I believe this fully responds to the comments that you provided.  We will be happy to address promptly any further questions that you may have regarding this filing.

In connection with the PEA filing, we note the following on behalf of the Registrant:  (1) the Registrant is responsible for the accuracy and adequacy of the disclosures in its filing: (2) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission under the federal securities laws of the United States.  In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of the Registrant’s filings or in response to staff comments on the Registrant’s filings.

Questions concerning these materials may be directed to me at (312) 476-5121 or to my colleague Arthur Don at (312) 456-8438.

Best regards,

/s/ Richard M. Cutshall
Richard M. Cutshall
Corporate Associate

GREENBERG TRAURIG, LLP